UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..

BANCOLOMBIA S.A. ANNOUNCES UNCONSOLIDATED RESULTS
FOR THE MONTH OF OCTOBER 2008*
Medellín, Colombia, November 12, 2008
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps. 70.1 billion in October 2008. Net income for Bancolombia on an unconsolidated basis totaled Ps. 894.5 billion for the first ten months of 2008, increasing 37.5% as compared to the same period of 2007.
•
Net interest income, including investment securities, totaled Ps. 220.7 billion in October 2008. For the ten month period ended October 31, 2008, net interest income totaled Ps. 2,101.4 billion, increasing 35.5% as compared to the same period last year.

•
Net fees and income from services in October 2008 totaled Ps. 68.5 billion. For the ten month period ended October 31, 2008, net fees and income from services totaled Ps. 653.1 billion, which represents an increase of 21.3% as compared to the same period of 2007.

•
Other operating income totaled Ps. 31.6 billion in October 2008. For the ten month period ended October 31, 2008, other operating income totaled Ps. 465.6 billion increasing 75.9% as compared to the same period last year. Bancolombia notes that a considerable part of this revenue comes from dividend income received from subsidiaries, which is eliminated in the consolidated results as it is an intercompany transaction. As a result, this dividend income is only recorded in Bancolombia’s unconsolidated results.

•
Net provisions totaled Ps. 87.2 billion in October 2008. Net provisions totaled Ps. 491.1 billion for the ten month period ended October 31, 2008, which represents an increase of 105.8% as compared to the same period of 2007.

•
Operating expenses totaled Ps. 150.9 billion in October 2008. For the ten month period ended October 31, 2008, operating expenses totaled Ps. 1,448.0 billion, increasing 13.6% as compared to the same period of 2007.

Total assets (unconsolidated) amounted to Ps. 36.9 trillion, loans amounted to Ps. 26.7 trillion, deposits totaled Ps. 23.4 trillion and Bancolombia’s total shareholders’ equity amounted to Ps. 5.6 trillion.
Bancolombia’s (unconsolidated) level of past due loans as a percentage of total loans amounted to 3.42% as of October 31, 2008, and the level of allowance for past due loans amounted to 128.13% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of October 2008, was as follows: 18.7% of total deposits, 21.1% of total net loans, 19.8% of total savings accounts, 21.5% of total checking accounts and 15.8% of total time deposits.
* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Oct-08 / Sep-08		Annual
(Ps. Million)	Oct-07	Sep-08	Oct-08	$	%	%
ASSETS
Cash and due from banks	1,665,391	2,696,510	2,546,690	-149,820	-5.56%	52.92%
Overnight funds sold	1,148,607	460,254	466,174	5,920	1.29%	-59.41%
Total cash and equivalents	2,813,998	3,156,764	3,012,864	-143,900	-4.56%	7.07%

Debt securities	3,497,446	4,109,883	3,898,265	-211,618	-5.15%	11.46%
Trading	1,452,416	1,566,787	1,299,267	-267,520	-17.07%	-10.54%
Available for Sale	1,020,022	1,158,997	1,147,287	-11,710	-1.01%	12.48%
Held to Maturity	1,025,008	1,384,099	1,451,711	67,612	4.88%	41.63%
Equity securities	989,794	1,178,037	1,095,868	-82,169	-6.98%	10.72%
Trading	6,513	92,078	4,866	-87,212	-94.72%	-25.29%
Available for Sale	983,281	1,085,959	1,091,002	5,043	0.46%	10.96%
Market value allowance	-29,866	-18,504	-18,506	-2	0.01%	-38.04%
Net investment securities	4,457,374	5,269,416	4,975,627	-293,789	-5.58%	11.63%

Commercial loans	16,972,398	19,207,315	20,239,922	1,032,607	5.38%	19.25%
Consumer loans	3,533,380	3,871,034	3,893,335	22,301	0.58%	10.19%
Small business loans	107,528	124,195	125,969	1,774	1.43%	17.15%
Mortgage loans	2,165,068	2,335,638	2,426,333	90,695	3.88%	12.07%
Allowance for loans and financial leases losses	-831,787	-1,136,348	-1,164,849	-28,501	2.51%	40.04%
Net total loans and financial leases	21,946,587	24,401,834	25,520,710	1,118,876	4.59%	16.29%

Accrued interest receivable on loans	290,578	358,584	373,115	14,531	4.05%	28.40%
Allowance for accrued interest losses	-20,098	-25,934	-25,364	570	-2.20%	26.20%
Net total interest accrued	270,480	332,650	347,751	15,101	4.54%	28.57%

Customers’ acceptances and derivatives	167,943	233,929	286,726	52,797	22.57%	70.73%
Net accounts receivable	357,562	503,994	425,943	-78,051	-15.49%	19.12%
Net premises and equipment	421,951	597,477	616,490	19,013	3.18%	46.10%
Foreclosed assets	8,188	3,335	3,227	-108	-3.24%	-60.59%
Prepaid expenses and deferred charges	55,543	70,430	78,064	7,634	10.84%	40.55%
Goodwill	17,118	3,092	2,675	-417	-13.49%	-84.37%
Other	241,148	318,100	388,231	70,131	22.05%	60.99%
Reappraisal of assets	1,022,278	1,175,456	1,276,161	100,705	8.57%	24.84%

Total assets	31,780,170	36,066,477	36,934,469	867,992	2.41%	16.22%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	4,086,179	4,039,705	4,176,051	136,346	3.38%	2.20%
Checking accounts	3,791,158	3,711,935	3,955,012	243,077	6.55%	4.32%
Other	295,021	327,770	221,039	-106,731	-32.56%	-25.08%

Interest bearing	15,951,060	18,652,653	19,184,907	532,254	2.85%	20.27%
Checking accounts	429,665	550,080	499,486	-50,594	-9.20%	16.25%
Time deposits	4,658,132	6,785,611	6,858,824	73,213	1.08%	47.24%
Savings deposits	10,863,263	11,316,962	11,826,597	509,635	4.50%	8.87%

Total deposits	20,037,239	22,692,358	23,360,958	668,600	2.95%	16.59%
Overnight funds	1,406,115	602,982	646,013	43,031	7.14%	-54.06%
Bank acceptances outstanding	46,576	48,502	81,902	33,400	68.86%	75.85%
Interbank borrowings	519,830	721,389	913,830	192,441	26.68%	75.79%
Borrowings from domestic development banks	1,458,624	1,737,907	1,771,688	33,781	1.94%	21.46%
Accounts payable	963,224	1,350,907	973,354	-377,553	-27.95%	1.05%
Accrued interest payable	161,866	216,579	239,195	22,616	10.44%	47.77%
Other liabilities	259,714	366,428	365,795	-633	-0.17%	40.85%
Bonds	1,639,039	2,147,654	2,230,593	82,939	3.86%	36.09%
Accrued expenses	485,488	709,095	713,041	3,946	0.56%	46.87%

Total liabilities	26,977,715	30,593,801	31,296,369	702,568	2.30%	16.01%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	393,914	393,914	393,914	—	0.00%	0.00%

Retained earnings	2,956,411	3,486,856	3,556,995	70,139	2.01%	20.31%
Appropiated	2,305,756	2,662,531	2,662,531	—	0.00%	15.47%
Unappropiated	650,655	824,325	894,464	70,139	8.51%	37.47%

Reappraisal and others	1,481,273	1,634,778	1,735,384	100,606	6.15%	17.15%
Gross unrealized gain or loss on debt securities	(29,143)	(42,872)	(48,193)	-5,321	12.41%	65.37%

Total shareholder’s equity	4,802,455	5,472,676	5,638,100	165,424	3.02%	17.40%

Total liabilities and shareholder’s equity	31,780,170	36,066,477	36,934,469	867,992	2.41%	16.22%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps. Million)	Oct-07	Oct-08%		Sep-08	Oct-08%
Interest income and expenses
Interest on loans	2,172,256	3,047,165	40.28%	326,683	346,705	6.13%
Interest on investment securities	213,177	243,112	14.04%	18,506	16,175	-12.60%
Overnight funds	45,977	44,941	-2.25%	7,249	6,091	-15.97%
Total interest income	2,431,410	3,335,218	37.17%	352,438	368,971	4.69%

Interest expense
Checking accounts	13,733	13,214	-3.78%	1,452	1,620	11.57%
Time deposits	241,103	451,131	87.11%	54,451	57,126	4.91%
Savings deposits	370,896	460,087	24.05%	49,077	51,857	5.66%
Total interest on deposits	625,732	924,432	47.74%	104,980	110,603	5.36%

Interbank borrowings	55,554	23,848	-57.07%	2,359	3,795	60.87%
Borrowings from domestic development banks	54,083	90,315	66.99%	9,357	9,548	2.04%
Overnight funds	76,700	66,733	-12.99%	4,018	5,712	42.16%
Bonds	68,608	128,480	87.27%	17,648	18,588	5.33%
Total interest expense	880,677	1,233,808	40.10%	138,362	148,246	7.14%

Net interest income	1,550,733	2,101,410	35.51%	214,076	220,725	3.11%
Provision for loan and accrued interest losses, net	(318,893)	(572,605)	79.56%	(46,163)	(93,259)	102.02%
Recovery of charged-off loans	52,254	50,439	-3.47%	4,554	5,656	24.20%
Provision for foreclosed assets and other assets	(19,784)	(13,588)	-31.32%	978	(176)	-118.00%
Recovery of provisions for foreclosed assets and other assets	47,832	44,674	-6.60%	12,322	550	-95.54%

Total net provisions	(238,591)	(491,080)	105.83%	(28,309)	(87,229)	208.13%
Net interest income after provision for loans and accrued interest losses	1,312,142	1,610,330	22.73%	185,767	133,496	-28.14%

Commissions from banking services and other services	74,580	95,724	28.35%	10,688	8,236	-22.94%
Electronic services and ATM’s fees, net	59,789	64,790	8.36%	6,335	6,581	3.88%
Branch network services, net	81,128	80,393	-0.91%	8,480	8,714	2.76%
Collections and payments fees, net	91,025	114,653	25.96%	11,557	12,030	4.09%
Credit card merchant fees, net	14,616	9,039	-38.16%	1,365	1,312	-3.88%
Credit and debit card fees, net	208,752	268,668	28.70%	31,014	26,680	-13.97%
Checking fees, net	55,190	56,122	1.69%	6,596	5,612	-14.92%
Check remittance, net	8,506	10,119	18.96%	1,048	989	-5.63%
International operations, net	27,519	30,612	11.24%	3,992	5,346	33.92%
Total fees and other service income	621,105	730,120	17.55%	81,075	75,500	-6.88%

Other fees and service expenses	(82,785)	(77,046)	-6.93%	(6,907)	(6,980)	1.06%
Total fees and income from services, net	538,320	653,074	21.32%	74,168	68,520	-7.62%

Other operating income
Net foreign exchange gains	5,661	92,382	1531.90%	92,834	81,475	-12.24%
Forward contracts in foreign currency	112,700	107,193	-4.89%	(111,640)	(52,740)	-52.76%
Gains(Loss) on sales of investments on equity securities	(13,254)	35,683	369.22%	—	—	0.00%
Securitization income	36,307	34,348	-5.39%	2,351	2,791	18.72%
Dividend income	122,128	194,815	59.52%	—	—	0.00%
Communication, rent payments and others	1,168	1,131	-3.17%	114	116	1.75%
Total other operating income	264,710	465,552	75.87%	(16,341)	31,642	293.64%

Total income	2,115,172	2,728,956	29.02%	243,594	233,658	-4.08%
Operating expenses
Salaries and employee benefits	501,124	539,729	7.70%	56,551	54,329	-3.93%
Bonus plan payments	36,166	91,024	151.68%	14,506	8,162	-43.73%
Compensation	18,550	19,332	4.22%	613	1,280	108.81%
Administrative and other expenses	621,286	700,005	12.67%	67,605	76,407	13.02%
Deposit security, net	34,170	35,293	3.29%	4,139	4,512	9.01%
Donation expenses	371	3,200	762.53%	59	43	-27.12%
Depreciation	63,077	59,426	-5.79%	6,055	6,212	2.59%
Total operating expenses	1,274,744	1,448,009	13.59%	149,528	150,945	0.95%

Net operating income	840,428	1,280,947	52.42%	94,066	82,713	-12.07%
Merger expenses	—	—	0.00%	—	—	0.00%
Goodwill amortization	23,044	9,834	-57.33%	417	417	0.00%
Non-operating income (expense)
Other income	44,967	54,768	21.80%	3,111	2,577	-17.16%
Other expense	(48,477)	(101,081)	108.51%	(7,695)	(3,665)	-52.37%
Total non-operating income	(3,510)	(46,313)	1219.46%	(4,584)	(1,088)	-76.27%
Income before income taxes	813,874	1,224,800	50.49%	89,065	81,208	-8.82%
Income tax expense	(163,219)	(330,336)	102.39%	(28,797)	(11,069)	-61.56%

Net income	650,655	894,464	37.47%	60,268	70,139	16.38%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 12, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance